Exhibit 10.22

JONES LANG LASALLE STOCK OWNERSHIP PROGRAM (Amended and Restated Effective March 31, 2011)

Jones Lang LaSalle Incorporated (the “Company”) sponsors a series of compensation and benefit programs to assist Directors meet their personal financial goals.  In an effort to help increase awareness and understanding of its Stock Ownership Program (“SOP”), the Company has created this summary.

PROGRAM OBJECTIVES

The SOP establishes desirable ownership guidelines for the Company’s executive officers as well as International and Regional Directors in order to:

•	Align a portion of the compensation of those employees who are most responsible for the results of the Company with the interests of shareholders.
•	Reward people who make long-term contributions to the Company and encourage retention through long-term wealth building incentives.
•	Reinforce the “one firm” mindset by encouraging employee ownership across business units and regions.

The following desirable minimum stock ownership guidelines have been established:

     Table 1:  Stock Ownership Guidelines
Director Level	Beneficial Ownership Guideline (*)
Chief Executive Officer	Six times annual base salary or 60,000 shares
Members of Global Executive Committee	Four times annual base salary or 40,000 shares
International Director	Four times annual base salary or 10,000 shares
Regional Director	Two times annual base salary or 5,000 shares
(*)	In each case, the lesser of the base salary multiple or share requirement.

The Company evaluates Directors’ positions relative to these guidelines each year, using the current annualized base salary, the fair market value of Company stock and the Director’s beneficial ownership of Company stock.

Directors may satisfy their ownership guideline through shares owned directly, shares owned by a spouse or a trust, the potential gain from outstanding stock options, and unvested or deferred restricted stock units.  Although there is no specific period of time in which covered employees should achieve the ownership guidelines, Directors are expected to make continuous progress toward the target and to ideally maintain the applicable level once it has been achieved.

PARTICIPATION REQUIREMENTS

To help Directors reach these ownership objectives, International and Regional Directors are separately paid a portion of their incentive compensation (“Total Award”) as a discretionary Stock Bonus (rather than as a discretionary Cash Bonus, or other variable incentive), awarded in the form of restricted stock units (“SOP Shares”) under the Company’s Stock Award and Incentive Plan (the “Plan”).  In addition, effective for the 2011 performance period (for Total Awards payable in 2012) the Company increases the value of SOP Shares by 20% when awarded (generally referred to as the “SOP Uplift”).  Members of the Global Executive Committee are noteligible for the Company-paid SOP Uplift.  The number of SOP Shares to be awarded as a Stock Bonus is based upon the following criteria and the schedule provided in Table 2 below.

Awards payable in 2012) the Company increases the value of SOP Shares by 20% when awarded (generally referred to as the “SOP Uplift”).  Members of the Global Executive Committee are not

Jones Lang LaSalle Incorporated Stock Ownership Program	March, 2011

(a)           The employee’s Director level status as of January 1 for the year to which the Total Award relates (or date of hire if hired during the year).  Employees who may be promoted to Regional Director during the year do not participate in the SOP for the remaining portion of the year they were promoted.  Similarly, Regional Directors promoted to International Director continue to participate at the Regional Director level for the remaining portion of the year they were promoted and begin new participation at the International Director level for the following year.

(b)           The closing price per share of Company common stock as of the first trading day in January of the year following the year in which the Total Award relates.  For example, the number of SOP Shares awarded in January, 2011 as part of the 2010 Stock Bonus was determined based on the closing price of the Company’s common stock as of January 3, 2011, or $86.25. With the 20% “SOP Uplift” described above, the $86.25 closing price resulted in a discounted share price of approximately $70 when calculating the number of SOP Shares employees’ received in lieu of a discretionary Cash Bonus.

(c)           The currency exchange rate in effect as of the last trading day in December of the year to which the Total Award relates, as determined by the Company.

   Table 2: Cash Bonus and Stock Bonus Levels
Director Level	Percentage of Total Award Paid as Cash Bonus	Percentage of Total Award Separately Paid as SOP Shares
International Director	80%	20%
Regional Director	85%	15%

For example, if a Regional Director received a Total Award of USD$60,000 (approximately €41,850), the Director would receive a Cash Bonus of USD$51,000 (85% of $60,000) and a Stock Bonus of USD$9,000 (15% of $60,000).  The number of SOP Shares to be awarded, assuming a closing price of $86.25 per share and an exchange rate of €1.00 to $1.40, is shown below in each of the two examples:

Example 1:  Total Award paid in U.S. dollars:
SOP Shares = Stock Bonus ($9,000) plus 20% Company SOP Uplift ($1,800)
                      = $10,800 divided by $86.25 (closing price)
      = 125 shares

Example 2:  Total Award paid in Euros:
SOP Shares = Stock Bonus (€ 6,390) plus 20% Company SOP Uplift (€1,278)
      = € 7,668 times $1.40 (exchange rate) divided by $86.25 (closing price)
      = 125 shares

Minimum Participation Levels

Participation in the SOP requires that the minimum value of Stock Bonus to be paid as SOP Shares be no less than USD$2,000 (before SOP Uplift is applied).  For example, typically a Regional Director would need to be eligible to receive a Total Award greater than USD$13,300 to qualify for SOP Shares. For those that do not have Total Awards that meet the minimum Stock Bonus threshold, no SOP Shares are awarded and the employee receives his/her Total Award paid in cash, with no 20% premium.

Jones Lang LaSalle Incorporated Stock Ownership Program	March, 2011

Maximum Participation Levels

The maximum amount of Stock Bonus to be paid as SOP Shares will be USD$150,000 (before SOP Uplift is applied).  For example, an International Director receiving a Total Award greater than USD$750,000 would have no more than USD$150,000 paid as a Stock Bonus.  Any Total Award not paid as SOP Shares under this provision would be paid as a Cash Bonus.

Voluntary Election to Not Participate

For treatment of 2011 Total Awards, International Directors may (but are not required to) opt out of receiving SOP Shares if they hold shares in the Company whose value exceeds the minimum stock ownership guidelines described in the first page of this booklet. This notification must be communicated in writing to Global Human Resources and have supporting documentation showing that the minimum required level of individual stock ownership has been achieved.

For 2011 Total Awards, Regional Directors may voluntarily elect to opt out of receiving SOP Shares by informing the Company of their election within the timelines established for such voluntary elections.  For 2011, no minimum share ownership level is required to make this election.

If such an election is made, these individuals receive their Total Award in cash at the same time all other annual bonuses are paid, with no 20% premium.  The election will be specific to treatment of 2011 Total Award and will not automatically roll forward to determine treatment of any future Total Award. This election is not available in certain countries where the availability of the election would result in immediate taxation of SOP Shares.

Voluntary Election to Reduce SOP Shares

In order to balance the amount of stock and cash an employee may receive for their Total Award, Directors can voluntarily reduce, by five (5) percentage points, the amount of the Total Award he or she would receive as SOP Shares. If this election results in a Stock Bonus of less than USD$2,000 (before the uplift is applied), the Total Award is paid in cash. If no notice to reduce SOP is received within the required deadlines, the amount of SOP Shares to be awarded defaults to the standard SOP schedule shown in Table 2 above. The election will be specific to treatment of 2011 Total Award and will not automatically roll forward to determine SOP treatment of any future Total Award.

VESTING OF SOP SHARES

Any SOP Shares that a Director receives will be awarded as of the immediately preceding January 1st and will vest according to the following schedule, subject to the Director continuing to be employed by the Company as of each Vesting Date, and the terms of the specific agreement which memorializes the terms of the award:

•	50% of SOP Shares vest on the 1st July that is 18 months after the award date; and
•	50% of SOP Shares vest on the 1st July that is 30 months after the award date.

For example, SOP Shares were awarded on January 1, 2011 as part of the Total Award for 2010 that were communicated in the first quarter of 2011.  Half of these SOP Shares will vest on July 1, 2012 and the other half will vest on July 1, 2013.

DIVIDEND EQUIVALENTS; NO VOTING RIGHTS

Since a cash dividend was first announced in August 2005, employees who were awarded SOP Shares received an additional benefit in the form of a semi-annual dividend equivalent payment. The Board of Directors may, in its discretion from time to time, continue to award dividend equivalents to employees who were awarded SOP Shares.  Dividend equivalents are the rights to receive cash, common stock, or other property equal in value to the amount of dividends paid with respect to the Company’s common stock.  SOP Shares do not otherwise have a legal right to receive dividends until vested.  SOP Shares do not have voting rights until they have vested.

Jones Lang LaSalle Incorporated Stock Ownership Program	March, 2011

FORFEITURE

All SOP Shares are subject to the terms and conditions outlined in a award agreement and to the terms and conditions contained in the Plan.  By receiving and accepting a discretionary award of SOP Shares, all Directors accept all terms and conditions.  For example, these conditions apply for terminated employees:

- Voluntary Resignation or Termination for Cause – results in the immediate forfeiture of SOP Shares that are not yet vested.

- Termination by Reason of Retirement – outstanding awards will continue to vest according to their standard vesting schedule and shares of stock shall be issued in accordance with the standard vesting schedule.  For purposes of SOP Shares, Retirement means age 65 or where any combination of age and years of service equals 65, as long as the employee is at least 55 years old.  If a specific local legal requirement requires this employee stock program to comply with a different definition, the local laws would prevail.  In either case, the retired employee will be required to sign a non-solicitation and non-compete agreement at the time of retirement;

- Termination by Reason of Death, Total and Permanent Disability, – the award will continue to vest according to the standard vesting schedule;

- SOP Shares will not be forfeited, and will continue to vest on their original schedules in the event an employee is involuntarily terminated due to position elimination.

TAX CONSIDERATIONS

All Cash Bonuses are subject to normal taxes and social charges, as required by local tax laws.  The tax consequences associated with the award and payment of a Stock Bonus as SOP Shares, as well as any anticipated dividend equivalent payments and eventual sale of stock, are always subject to individual income tax circumstances at the time of award, vesting and sale.  In general, the Company anticipates that there will be no income tax obligations for an employee at the time SOP Shares are awarded.   Subject to the tax laws in the countries that apply to different employees, the vesting of SOP Shares will create a tax reporting event based on the number of shares vesting and the closing price of the stock the day before the vesting date.   Individuals should seek advice of their personal tax advisor to obtain specific information concerning the tax consequences associated with participation in SOP.

RIGHTS AS A STOCKHOLDER

The holder of an award will have no rights as a shareholder with respect to any shares covered by the award except as expressly contained or provided for in the award agreement or the Plan until the vesting of the award.

Disclaimer
This summary of our Stock Ownership Program is subject to the terms and conditions of the Plan and each underlying award agreement issued thereunder.  In the event of a conflict, the terms of the Plan or the underlying award agreement shall prevail.  Any terms not otherwise defined in this summary shall have the meaning provided for in the Plan or the award agreement issued thereunder.

Jones Lang LaSalle Incorporated Stock Ownership Program	March, 2011